UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
Myrexis, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

62856H107
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☑ .

SCHEDULE 13D

CUSIP No. 62856H107
1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,413,300 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,413,300 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,300 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 62856H107
1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,413,300 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,413,300 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,300 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 62856H107
1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,413,300 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,413,300 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,300 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 62856H107
1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,413,300 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,413,300 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,300 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 62856H107
1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,413,300 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,413,300 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,300 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

Explanatory Notes

Introduction

   This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D"), amends and restates the Schedule 13D filed by the Reporting Persons (as defined in Item 2, below) on January 31, 2012 (the "Schedule 13D"), relating to their beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), of Myrexis, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 to Schedule 13D is being amended and restated to correct an inadvertent error contained in the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Myrexis, Inc. The address of the Issuer’s principal executive offices is 305 Chipeta Way, Salt Lake City, Utah 84108. This Amendment No. 1 to Schedule 13D relates to the Issuer’s Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f).  This Amendment No. 1 to Schedule 13D is being filed by ICS Opportunities, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("ICS Opportunities").

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the 100% shareholder of ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium International Management GP and Millennium Management and consequently may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by ICS Opportunities.

   ICS Opportunities, Millennium International Management, Millennium International Management GP, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Amendment No. 1 to Schedule 13D.

   The business address for ICS Opportunities is c/o Millennium International Management, 666 Fifth Avenue, New York, New York 10103. The business address for Mr. Englander is c/o Millennium Management, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium International Management, Millennium International Management GP and Millennium Management is 666 Fifth Avenue, New York, New York 10103.

   (d)-(e)  During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the 1,413,300 shares of the Issuer’s Common Stock beneficially owned by ICS Opportunities was approximately $5,061,112, calculated on an average cost basis (excluding brokerage commissions) by account. ICS Opportunities effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to ICS Opportunities as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business, and in the course of that business employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons may be managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   In pursuing their business, some of the Reporting Persons’ portfolio managers analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). (Other portfolio managers, who may also have long or short positions in securities of the Issuer from time to time, trade pursuant to quantitative or other strategies that do not involve such analyses and discussions.) From time to time, one or more of the portfolio managers may hold discussions with third parties or with management of issuers (including the Issuer) in which the portfolio managers may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more transactions of the type specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy. A portfolio manager of the Reporting Persons intends in the near future to communicate with management of the Issuer regarding the Issuer’s current strategic direction and related matters.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Amendment No. 1 to Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the close of business on January 30, 2012, ICS Opportunities beneficially owned 1,413,300 shares or 5.4% of the Issuer’s Common Stock outstanding. The calculation of the foregoing percentage is on the basis of 26,252,650 shares of Common Stock outstanding as of November 3, 2011, as per the Issuer’s Form 10-Q dated November 9, 2011.

   Millennium International Management, as the investment manager to ICS Opportunities, may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Millennium International Management GP, as the general partner of Millennium International Management, may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Millennium Management, as the general partner of the 100% shareholder of ICS Opportunities, may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Mr. Englander, as the managing member of Millennium International Management GP and Millennium Management, may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by ICS Opportunities.

   (b)  As of the close of business on January 30, 2012, ICS Opportunities held shared power to vote and dispose of 1,413,300 shares of the Issuer’s Common Stock described in (a) above. As of the close of business on January 30, 2012, Millennium International Management, Millennium International Management GP, Millennium Management and Mr. Englander may be deemed to have held shared power to vote and to dispose of the 1,413,300 shares of the Issuer’s Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by ICS Opportunities.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days. All such transactions in the Issuer’s Common Stock were effected by ICS Opportunities or an affiliate in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Amendment No. 1 to Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with ICS Opportunities’ prime brokers, such prime brokers are permitted to lend securities in ICS Opportunities’ accounts to the extent permitted by debit balances in such accounts. ICS Opportunities generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, ICS Opportunities (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. Shares lent by ICS Opportunities’ prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by ICS Opportunities.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of January 30, 2012, by and among ICS Opportunities, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2012

ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Myrexis, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 30, 2012

ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	200	2.79
12/6/2011	200	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	200	2.79
12/6/2011	100	2.79
12/6/2011	200	2.79
12/6/2011	200	2.79
12/6/2011	100	2.79
12/6/2011	200	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/6/2011	100	2.79
12/7/2011	100	2.8
12/7/2011	100	2.8
12/7/2011	100	2.8
12/7/2011	72	2.8
12/7/2011	128	2.8
12/7/2011	100	2.8
12/7/2011	100	2.8
12/7/2011	100	2.8
12/8/2011	(500)	2.85
12/8/2011	(4,500)	2.85
12/8/2011	(618)	2.85
12/8/2011	(200)	2.85
12/8/2011	(200)	2.85
12/8/2011	(300)	2.85
12/8/2011	(200)	2.85
12/8/2011	(200)	2.85
12/8/2011	(200)	2.85
12/8/2011	(2,882)	2.85
12/8/2011	(100)	2.85
12/8/2011	(100)	2.85
12/13/2011	(9,050)	2.85
12/13/2011	(100)	2.85
12/13/2011	(800)	2.85
12/13/2011	(50)	2.85
12/13/2011	(5,000)	2.83
12/13/2011	(100)	2.85
12/13/2011	(100)	2.85
12/13/2011	(9,800)	2.85
12/14/2011	(200)	2.8
12/14/2011	(3,800)	2.8
12/14/2011	(200)	2.8
12/14/2011	(5,700)	2.79
12/14/2011	(100)	2.79
12/16/2011	100	2.76
12/16/2011	100	2.76
12/16/2011	100	2.77
12/16/2011	300	2.79
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.68
12/29/2011	100	2.68
12/29/2011	50	2.69
12/29/2011	100	2.69
12/29/2011	50	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.7
12/29/2011	100	2.68
12/29/2011	100	2.68
12/29/2011	200	2.68
12/29/2011	100	2.68
12/29/2011	100	2.68
12/29/2011	200	2.68
12/29/2011	100	2.68
12/29/2011	100	2.68
12/29/2011	100	2.68
12/29/2011	100	2.68
12/29/2011	100	2.68
12/29/2011	100	2.7
12/29/2011	100	2.7
12/29/2011	100	2.7
12/29/2011	100	2.7
12/29/2011	100	2.69
12/29/2011	100	2.685
12/29/2011	400	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	200	2.69
12/29/2011	500	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	100	2.68
12/29/2011	200	2.69
12/29/2011	100	2.69
12/29/2011	100	2.69
12/29/2011	7	2.69
12/29/2011	93	2.69
12/29/2011	5	2.69
12/29/2011	95	2.69
12/29/2011	5	2.69
12/29/2011	95	2.7
12/29/2011	100	2.69
1/4/2012	100	2.6
1/6/2012	(200)	2.72
1/6/2012	(100)	2.72
1/12/2012	(100)	2.65
1/12/2012	(100)	2.62
1/12/2012	(100)	2.63
1/12/2012	(100)	2.62
1/12/2012	(100)	2.64
1/12/2012	(100)	2.66
1/13/2012	(100)	2.65
1/13/2012	(100)	2.63
1/17/2012	(11)	2.63
1/17/2012	(89)	2.62
1/17/2012	(100)	2.63
1/17/2012	(100)	2.62
1/17/2012	(30)	2.63
1/17/2012	(70)	2.62
1/17/2012	(100)	2.61
1/17/2012	(100)	2.61
1/17/2012	(100)	2.61
1/17/2012	(100)	2.62
1/17/2012	(100)	2.61
1/17/2012	(100)	2.61
1/17/2012	(100)	2.64
1/17/2012	(100)	2.64
1/17/2012	(100)	2.64
1/17/2012	(100)	2.66
1/17/2012	(100)	2.66
1/17/2012	(300)	2.66
1/17/2012	(100)	2.66
1/17/2012	(100)	2.66
1/17/2012	(100)	2.647
1/17/2012	(100)	2.635
1/17/2012	(100)	2.635
1/17/2012	(100)	2.63
1/17/2012	(26)	2.62
1/17/2012	(37)	2.63
1/17/2012	(37)	2.63
1/17/2012	(100)	2.622
1/17/2012	(300)	2.63
1/17/2012	(100)	2.63
1/17/2012	(100)	2.63
1/17/2012	(100)	2.63
1/17/2012	(100)	2.63
1/17/2012	(100)	2.63
1/17/2012	(100)	2.63
1/17/2012	(100)	2.63
1/17/2012	(100)	2.63
1/17/2012	(100)	2.63
1/17/2012	(100)	2.63
1/17/2012	(100)	2.62
1/17/2012	(300)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(400)	2.625
1/17/2012	(100)	2.61
1/17/2012	(100)	2.61
1/17/2012	(100)	2.61
1/17/2012	(100)	2.63
1/17/2012	(374)	2.62
1/17/2012	(200)	2.625
1/17/2012	(100)	2.61
1/17/2012	(100)	2.61
1/17/2012	(200)	2.61
1/17/2012	(326)	2.61
1/17/2012	(400)	2.63
1/17/2012	(100)	2.625
1/17/2012	(100)	2.625
1/17/2012	(100)	2.62
1/17/2012	(400)	2.61
1/17/2012	(100)	2.62
1/17/2012	(200)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.61
1/17/2012	(300)	2.61
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(100)	2.62
1/17/2012	(200)	2.61
1/17/2012	(100)	2.61
1/17/2012	(100)	2.61
1/17/2012	(100)	2.615
1/17/2012	(100)	2.61
1/17/2012	(100)	2.62
1/17/2012	(7)	2.61
1/17/2012	(7)	2.61
1/17/2012	(86)	2.61
1/17/2012	(200)	2.61
1/17/2012	(108)	2.61
1/17/2012	(192)	2.61
1/19/2012	(100)	2.79
1/19/2012	(100)	2.79
1/19/2012	(200)	2.79
1/19/2012	(100)	2.79
1/19/2012	(100)	2.79
1/19/2012	(200)	2.78
1/19/2012	(3,900)	2.78
1/19/2012	(2,200)	2.78
1/19/2012	(200)	2.78
1/19/2012	(500)	2.78
1/19/2012	(2,300)	2.78
1/20/2012	(100)	2.75
1/20/2012	(100)	2.75
1/20/2012	(100)	2.75
1/20/2012	(200)	2.76
1/20/2012	(1,200)	2.75
1/20/2012	(500)	2.75
1/20/2012	(19)	2.75
1/20/2012	(100)	2.75
1/20/2012	(11)	2.75
1/20/2012	(200)	2.75
1/20/2012	(100)	2.75
1/23/2012	(100)	2.75
1/23/2012	(1,106)	2.75
1/23/2012	(1)	2.76
1/23/2012	(1)	2.76

Note: All of the above transactions in the Issuer’s Common Stock were effected by ICS Opportunities or an affiliate in the open market.